November 12, 2019

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

       Re: Baudax Bio, Inc.
           Form 10-12B
           Filed October 22, 2019
           File No. 001-39101

Dear Ms. Henwood:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences